CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended November 30, 2011 of NovaGold Resources Inc. of our report dated February 21, 2012, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting which appears in the Exhibit incorporated by reference in this Annual Report. We also consent to the incorporation by reference in this Annual Report of our Comments by Auditors on Canada-US Reporting Difference dated February 21, 2012 which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493; 333-164083 and 333-171630) on Form F-10 (No. 333-178588) of our report referred to above. We also consent to reference to us under the heading “Interests of Experts” in the Annual Information Form incorporated by reference in this Annual Report on Form 40-F which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP

Vancouver, British Columbia
February 22, 2012